Exhibit 99.1

SAI.TECH to Hold Annual General Meeting on August 6, 2024

SINGAPORE, July 23, 2024 (GLOBE NEWSWIRE) — SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), today announced that it will hold an annual general meeting (the “AGM”) of shareholders (the “Notice of AGM”) virtually at http://www.virtualshareholdermeeting.com/SAI2024 on August 6, 2024 at 9:00 a.m. Eastern Standard Time, for the purposes of considering and, if thought fit, passing the proposals set forth in the Notice of AGM.

The Notice of AGM and Form of Proxy for Annual General Meeting are available on the Company’s SEC EDGAR filing page. The board of directors of SAI.TECH fully supports the proposals listed in the Notice of AGM and recommends that the shareholders vote in favor of the proposals set out in the Notice of AGM.

Holders of record of ordinary shares of the Company at the close of business on July 19, 2024, Eastern Standard Time are entitled to attend and vote at the AGM and any adjourned meeting thereof.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact
pr@sai.tech

Investor Relations Contact
ir@sai.tech